Exhibit 99.1

OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

June 2, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

EXPLORATION DRILLING CONTINUES TO GENERATE EXCELLENT RESULTS FROM NUMEROUS GOLD DEPOSITS AND TARGETS

HIGHLIGHTS

GOLOUMA STYLE HIGHER GRADE DEPOSITS AND TARGETS

o	Kourouloulou Deposit returns 58.79 g/t gold over 4 metres in DH-673 and 73.89 g/t gold over 3 metres in DH-653

o	Koulouqwinde Target returns 7.26 g/t gold over 3 metres in RC-707 and 260.0 g/t gold over 1 metre in DH-633

MASATO STYLE BULK-TONNAGE DEPOSITS AND TARGETS

o	Masato Deposit returns 1.81 g/t gold over 12 metres and 6.67 g/t gold over 4 metres at depth in DH-736

o	Maki Medina Deposit returns 2.58 g/t gold over 20 metres in DH-700 and 1.74 g/t gold over 40 metres and 1.61 g/t gold over 25 metres in RC-710

o	Niakafiri Southeast Deposit returns 1.59 g/t gold over 10 metres in DH-632; 1.52 g/t gold over 18 metres in DH-642; and 1.82 g/t gold over 10 metres and 1.64 g/t gold over 10 metres in DH-696

o	Kobokoto South Target returns 1.58 g/t gold over 5 metres in RC-716

o	Initial drilling results from the Niakafiri Southwest Target, including 1.01 g/t gold over 42 metres in RC-645, may represent a future heap leach opportunity

FEASIBILITY STUDY PROGRESSING ON-SCHEDULE FOR RELEASE IN JULY 2010

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide an update on its ongoing exploration and resource drilling program at its OJVG Gold Project in eastern Sénégal, West Africa.

Exploration drilling undertaken since the completion of all requisite Feasibility Study geotechnical and hydrological drilling in early 2010 continues to generate excellent results at many of the OJVG deposits and targets. With the exception of some results from Kourouloulou, none of these favourable results are incorporated in the production schedule proposed in OJVG’s forthcoming Feasibility Study and as a result they will not be included in the Feasibility Study’s economic and cash flow analyses. Positive impacts from 2010 exploration drilling to date include expansions at Golouma style higher grade deposits and targets (Kourouloulou and Koulouqwinde), expansions at Masato style bulk-tonnage deposits (Maki Medina, Niakafiri Southeast and Masato) as well as new discoveries (Kobokoto South and Niakafiri Southwest).

One of the most interesting 2010 exploration results is the higher-grade interval of 6.67 g/t gold over 4 metres obtained at depth in DH-736 at the Masato Deposit. This hole targeted mineralization approximately 50 metres beneath the optimized pit shell used to constrain the current resource, where it not only intersected and confirmed continuity of the bulk-tonnage mineralization (1.81 g/t gold over 18 metres) but also intersected a second higher-grade style of mineralization (6.67 g/t gold over 4 metres).

The favorable intersection of bulk-tonnage mineralization at depth in DH-736 may enable the current optimized pit shell to be deepened as this mineralization continues to demonstrate grade and width continuity with that intersected above. In addition, the confirmation of the extension of higher-grade style mineralization in DH-736, together with the higher-grade intersections encountered in previous drilling, provides OJVG the opportunity to now consider underground mining opportunities at the Masato Deposit beneath the current planned open pit. This would be the first potential underground mining opportunity within one of the many OJVG bulk tonnage deposits. The potential impact of this deep, higher grade mineralization will not be reflected in the upcoming Feasibility Study.

Other than the results for DH-641 and DH-653 at the Kourouloulou Deposit, none of the results in the following tables have been incorporated into the 2010 Feasibility Study, but most of these results will be incorporated in a separate resource estimate update anticipated in July. OJVG plans to continue exploration drilling throughout the remainder of 2010.

KOUROULOULOU DEPOSIT

Kourouloulou is a Golouma style higher grade deposit located approximately 500 metres north of the Golouma South Deposit and 1,000 metres south of the Kerekounda Deposit (two of several other Golouma style higher grade deposits). Kourouloulou is comprised of two principal, sub-parallel gold veins traced to date by drilling across a 220-metre strike extent and currently to a depth of approximately 300 metres. The Kourouloulou Deposit remains open to expansion to depth and to the west. Initial resources for this new discovery will be included in the feasibility study report scheduled for public release in early July.

Results listed below for DH-673 and DH-680 arrived after that data cut-off date for inclusion in the Feasibility Study analysis, but will be incorporated in future resource updates.

Kourouloulou Deposit

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-641	53493N/5413E	030/-55	82-84	2	19.74

Kourouloulou Deposit

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-653	53513N/5327E	030/-55	109-112 incl.111-112	3 1	73.89 209.7
DH-673	53482N/5385E	030/-65	235-239 incl.237-238	4 1	58.79 229.0
DH-680	53482N/5385E	030/-75	141-142	1	22.98

KOULOUQWINDE TARGET

Koulouqwinde is outlined by a 700 metre by 300 metre gold-in-soil geochemical anomaly that lies within the Golouma style higher grade structural trend approximately 1,000 metres southwest of the Golouma South Deposit. Drilling to date has intersected various styles of mineralization including shear-hosted altered quartz veining, inter-shear dilational quartz veining and, most recently, shallow dipping altered quartz tourmaline veining occasionally displaying visible gold.

A resource calculation has not yet been undertaken for Koulouqwinde, nor have these results been included in the 2010 Feasibility Study. The initial resource evaluation for Koulouqwinde will begin shortly for inclusion in a project-wide resource update to follow the upcoming release of the Feasibility Study.

Koulouqwinde Target

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH -489*	52480N/4480E	160/-50	50-52	2	8.64
RC -642*	52625N/4390E	045/-50	141-143 147-148	2 1	6.16 41.99
RC-644*	52365N/4485E	340/-55	74-79	5	6.78
RC-648*	52365N/4485E	340/-68	16-19	3	5.18
RC-649*	52380N/4525E	340/-50	74-77 incl.74-75	3 1	13.13 29.46
RC-653*	52705N/4418E	220/-50	156-157	1	96.45
RC-655*	52382N/4480E	015/-50	48-55 143-144	7 1	14.24 30.86
DH-633	52437N/4452E	140/-45	100-101	1	260.0
DH-647	52297N/4281E	140/-45	86-89 incl.86-87	3 1	2.76 7.13
DH-665	52296N/4214E	110/-50	131-133	2	3.65
DH-675	52661N/4359E	110/-50	151-155	4	1.55
DH-683	52620N/4347E	110/-50	128-129	1	10.70
RC-707	52332N/4230E	110/-50	48-51 72-80 incl.76-78	3 8 2	7.26 2.15 4.40
RC-708	52256N/4197E	110/-50	0-5 incl.0-2	5 2	1.83 4.08

* Previously Released

MASATO DEPOSIT

A total of three drill holes were recently completed in an area of the Masato Deposit to confirm that the bulk-tonnage style of mineralization comprising the majority of the deposit continues at depth beneath the optimized pit shell used to constrain the current resources and may ultimately justify deepening the open pit at Masato. In addition, these holes, combined with previous high grade results, suggest that multiple shoots of Golouma style higher grade mineralization may be present to considerable depth beneath the resource pit shell as well. This is the first indication that the higher grade Golouma style of mineralization may be present within the Masato style bulk tonnage gold deposits.

Based on these results, especially those from DH-736, future drilling will continue evaluating both styles of mineralization in this portion of the Masato Deposit which remains open to expansion to depth and to the northeast.

Masato Deposit

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-293*	59645N/4484E	110/-80	191-194	3	17.94
DH-312*	59659N/4447E	110/-80	183-195	12	17.26
DH-473*	59524N/4550E	110/-50	36-38	2	48.54
RC-292*	59782N/4618E	110/-75	111-120	9	8.92
RC-362*	59837N/4580E	110/-50	162-170	8	14.12
RC-469*	59285N/4584E	110/-60	0-5	5	7.30
DH-723	60175N/4716E	104/-70	249-293 incl.249-257	44 8	1.04 2.07
DH-736	60225N/4749E	104/-70	240-250 incl.240-243 295-307 335-341 incl.337-341	10 3 12 6 4	1.05 2.10 1.81 5.24 6.67

* Previously released

MAKI MEDINA DEPOSIT

Maki Medina is a Masato style bulk-tonnage deposit located 2 kilometres southeast of the Niakafiri Southeast Deposit. The initial resource calculated for Maki Medina in May 2009 provided an inferred resource of 1.5 million tonnes grading 1.50 g/t gold or 70,000 ounces of gold. This initial resource estimation was based on limited, shallow and widely-spaced drilling over a 900-metre strike extent. Since the initial resource calculation, drilling has been completed over a 1,600-metre strike extent with the majority of this trend covered by 40-metre drill spacing and to greater depths along the drilled Sections. The drilling completed thus far in 2010 continues to intersect similar resource grades as well as some broader zones of mineralization.

While the initial inferred resource total for Maki Medina is in the upcoming Feasibility Study, none of the 2010 results will be included. A revised resource update is now under way for the Maki Medina Deposit for inclusion in the property-wide update to follow the release of the Feasibility Study.

Maki Medina Deposit

Drill Hole	Grid Co-ordinate	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-637	53592N/2049E	110/-50	74-79	5	1.90
DH-652	53555N/2034E	110/-72	56-60 incl.58-59	4 1	4.21 9.81
DH-659	53349N/1861E	110/-50	19-23 124-128	4 4	3.64 3.02
DH-664	53454N/2006E	110/-70	78-83 105-118 incl.113-116	5 13 3	4.87 1.22 2.69
DH-667	54222N/2100E	110/-60	92-99 incl.95-98	7 3	2.66 5.10
DH-669	54236N/2183E	110/-60	20-24 incl.22-24	4 2	4.34 7.80
DH-670	54134N/2008E	110/-50	122-126	4	2.20
RC-694	53399N/2035E	110/-50	34-39 incl.36-37	5 1	1.84 5.69
RC-696	53629N/2053E	110/-80	62-69 incl.62-64	7 2	1.78 4.22
RC-700	54164N/2031E	110/-60	103-123 incl.104-108	20 4	2.58 5.66
RC-702	53967N/1984E	110/-60	124-133	9	1.21
RC-710	52874N/1743E	110/-50	64-154 incl.110-150 incl.135-142 186-211 incl.192-207	90 40 7 25 15	1.02 1.74 2.84 1.61 2.18

NIAKAFIRI SOUTHEAST DEPOSIT

Niakafiri Southeast is a Masato style bulk-tonnage deposit located approximately 3 kilometres southwest of the Masato Deposit. The initial resource calculated for Niakafiri Southeast in May 2009 provided an inferred resource of 4.35 million tonnes of 0.90 g/t gold or 119,000 ounces of gold. Since that initial resource calculation was undertaken, considerable additional step-out and in fill drilling has occurred, predominantly beyond the previous northern drilled limit where a further 300 metres of strike extent has been one of the areas of focus, and also the previously sparsely drilled southernmost 200 metre extent of the deposit is now being extensively drilled.

While the initial inferred resource total for Niakafiri Southeast is in the upcoming Feasibility Study, none of the 2010 results will be included. A revised resource update will begin soon for the Niakafiri Southeast Deposit for inclusion in the property-wide update to follow the release of the Feasibility Study.

Niakafiri Southeast Deposit

Drill Hole	Grid Co-ordinate	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-629	56054N/3281E	105/-50	91-97	6	1.48
DH-632	56090N/3284E	105/-50	9-13 102-112 incl.106-111	4 10 5	2.04 1.59 2.46

Niakafiri Southeast Deposit

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-635	56082N/3314E	105/-50	0-13 61-70	13 9	1.20 1.42
DH-638	56132N/3283E	105/-50	133-146 incl.137-142	13 5	1.23 1.92
DH-642	56172N/3283E	105/-50	7-15 124-142	8 18	1.49 1.52
DH-643	56214N/3287E	105/-50	2-9	7	1.53
DH-646	55990N/3218E	105/-50	140-147 incl.144-146	7 2	1.65 4.80
DH-648	56069N/3238E	105/-50	9-15	6	1.91
DH-660	56101N/3246E	105/-50	22-28	6	2.07
DH-696	55820N/3222E	105/-50	2-29 incl.12-22 39-44 incl.41-42 61-71	27 10 5 1 10	1.16 1.82 1.98 5.01 1.64

KOBOKOTO SOUTH TARGET

Kobokoto South is situated approximately 2.0 kilometres to the southwest of the Maki Medina Deposit within the Masato style bulk tonnage structural trend. The initial drill result correlates very well with trenching results including 1.85 g/t gold over 4 metres, 1.21 g/t gold over 11 metres and 1.91 g/t gold over 9 metres from the initial 300-metre strike length tested by drilling. Observations in many of the drill holes completed along this 300-metre portion of the Kobokoto South target identify a fairly continuous, predictable, moderately flat-dipping, shear hosted, oxidized and altered quartz-vein/quartz stockwork system similar to observations from the trenching excavations.

Additional results for this 300-metre portion of Kobokoto South as well as the remainder of Kobokoto South are pending.

Kobokoto Target

Drill Hole	Grid Co-ordinate	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-716	51821N/0850E	130/-50	13-22 incl.16-21	9 5	1.04

NIAKAFIRI SOUTHWEST TARGET

Niakafiri Southwest lies within the Masato style bulk tonnage structural trend, approximately 600 metres to the west of the OJVG Niakafiri Southeast Deposit.

The newly discovered shallow, low grade, oxidized mineralization currently being defined at Niakafiri Southwest (1.01 g/t gold over 42 metres, 0.43 g/t gold over 68 metres, 0.32 g/t gold over 65 metres) may represent an ore type that is not included in the current proposed development plan in the Feasibility Study. If a sufficient resource size of this ore type is identified from a number of the OJVG’s deposits, it could potentially be processed by lower cost heap leaching extraction method, thereby providing an additional source of concurrent gold revenue not considered in the Feasibility Study. Previous column leach testwork of a composite sample of oxidized ore from the Masato Deposit yielded a favourable gold extraction rate of 82%. Over the coming months, OJVG plans to evaluate this opportunity to add additional value to the project.

Niakafiri Southwest Target

Drill Hole	Grid Co-ordinate	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-645	56201N/2698E	090/-50	0-6 36-47 86-128 incl.86-90 and114-128 132-134	6 11 42 4 14 2	1.59 1.03 1.01 1.57 1.33 3.03
RC-713	56166N/2678E	090/-55	0-6 40-108 incl.40-70 incl.74-79 incl.93-108	6 68 30 5 15	0.58 0.43 0.49 0.78 0.48
RC-715	56132N/2658E	090/-55	9-18 46-111 incl.46-51 incl.62-67 incl.80-83 incl.104-111	9 65 5 5 3 7	0.51 0.32 0.60 0.64 0.73 0.53

Mineralized intervals are based on 1-metre continuous samples utilizing a minimum 1.0 g/t gold cut-off level for Kourouloulou and Koulouqwinde and a minimum 0.25 g/t gold cut-off level for all other deposits and targets with a maximum continuous internal dilution of 2 metres with the exception of RC-713 and RC-715. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

FEASIBILITY STUDY PROGRESS

In addition to excellent results from its aggressive exploration program, Oromin is pleased that the Feasibility Study is progressing on-schedule towards a July 2010 release date.

The 2010 Feasibility Study will examine a proposed stand-alone open-pit/underground mine complex, with initial production from five deposits feeding a central CIL mill. Initial throughput is planned at 7,400 TPD to process soft oxide and saprolite ores, ramping down to 4,500 TPD during transition from oxide to harder fresh rock.

OTHER TARGETS

OJVG recently began the drill evaluation of two additional targets on the OJVG Gold Project. The first of these, the Kinemba Target located 3.5 kilometres south of the Maki Medina Deposit, is a 500 metre by 700 metre gold-in-soil geochemical anomaly with limited hand-trenching that returned 1.11 g/t gold over 8 metres. The second is the Koutouniokolla Target located 1,500 metres northeast of Kinemba where recent excavator trenching has returned 1.45 g/t gold over 36 metres of bulk-tonnage style mineralization as well as 16.37 g/t gold over 3 metres and 42.76 g/t gold over 3 metres of higher grade style mineralization. Drilling results are pending for these two targets.

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.